                                Filed by Smith & Nephew plc pursuant to Rule 425
                                                under the Securities Act of 1933
                                               Subject Company: Centerpulse Ltd.
                                                (Commission File No.: 001-14654)

On March 20, 2003, Smith & Nephew plc and Centerpulse Ltd. released the following document.

                                    [PHOTO]

Smith & Nephew and Centerpulse combine to form global orthopaedics leader

Centerpulse                                                 Smith & Nephew

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM CANADA, AUSTRALIA OR JAPAN

On 20 March 2003, the Boards of Smith & Nephew plc and Centerpulse AG announced that they had agreed to combine their businesses, creating one of the world's leading companies in the $14 billion orthopaedics sector.

The transaction will enable the combined group to join the small number of truly global players in orthopaedics. It will literally transform the scale of the two companies' presence in the sector, lifting them from No 7 (Smith & Nephew) and No 8 (Centerpulse) to No 3 globally. It also brings together the complementary strengths of the two companies in terms of their geographic reach, the fit between their product ranges and their common focus on new technologies.

The transaction is recommended by the Boards of both companies and will be completed by way of an offer by a new holding company, Smith & Nephew Group plc, for Centerpulse shares which will comprise both new shares in Smith & Nephew Group plus an element of cash.

Shareholders in the combined group will benefit from the transformed scale of its orthopaedics business, from the synergies that are expected to result, and from the opportunity to enhance the overall performance of the combined group over the medium and longer term.

Strategic Benefits

 . Global No. 3 in $14 billion orthopaedics market

 . Transforms scale in reconstructive implants

 . Complementary product, geographic and technology strengths

 . Enhanced platform in high growth spinal market

 . Enhanced earnings in 2004, and materially so by 2005

 . Accelerated margin improvement from scale and synergy benefits

 . Significant long term value generation

2002 Sales

SMITH & NEPHEW: (Pounds)1.1 BILLION

   ORTHO   43%
   WOUND   30%
   ENDO    27%

CENTERPULSE: (Pounds)0.5 BILLION

   ORTHO   74%
   SPINAL  15%
   DENTAL  11%

 ENLARGED PRO FORMA: (Pounds)1.6 BILLION

   ORTHO   53%
   WOUND   20%
   ENDO    18%
   SPINAL   5%
   DENTAL   4%

Letter from management

The Boards of Smith & Nephew and Centerpulse have today announced plans to combine our businesses to create a leading global orthopaedics company. The transaction calls for the business activities of Centerpulse to be integrated into Smith & Nephew. The combined group will be called Smith & Nephew Group plc. This represents a great opportunity for the future, not only for our companies, but also for our customers, partners, shareholders and our employees.

Centerpulse is a global medical devices company with over 2,800 employees that make up three divisions focused on Orthopaedics, Spinal and Dental Implant markets. Smith & Nephew is a medical devices company with over 7,300 employees and has three divisions focused on Orthopaedics (reconstructive joint and trauma), Wound Management and Endoscopy.

This combination represents an important step for our businesses. The move, combining the strengths of the two companies, will result in a leading company having an even stronger market position and enhanced prospects. The combination of our two companies provides a number of benefits to all stakeholders in both organisations. Specifically, it will:

[PHOTO]
Chris O'Donnell

 . Give the combined company the No. 1 orthopaedics reconstructive implant position in Europe and a No. 3 global position in the wider $14 billion orthopaedics market. Smith & Nephew is currently No. 7 and Centerpulse No. 8. The combined group will have approximately 26% of the European and 18% of the global reconstructive implant markets

 . Bring together the complementary product ranges and develop more rapidly the technological capabilities of the two businesses. The combined group will possess one of the most innovative product line-ups in the global orthopaedics sector

 . Build on the geographical strengths of each business: Centerpulse's leading market presence in Europe complements Smith & Nephew's position as the fastest-growing orthopaedic implant company, having particularly strong growth in the USA

 . Create a platform for the combined group to expand within the fast-growing spinal segment of the orthopaedics market.

[PHOTO]
Max Link

While the numerous benefits are clear at first glance, we are equally aware that you will have many questions about this transaction. We ask you today for your patience while the many details are clarified and we obtain the necessary approvals from the authorities. The timetable calls for a transition period of several months. This includes the offer period for Centerpulse shareholders, as well as the competition authority review process. We are preparing the integration of Centerpulse into Smith & Nephew and will keep you fully informed throughout the integration process, communicating with you on an ongoing basis.

At this time, we know that the combined group will consist of five divisions:
Orthopaedics, Wound Management, Endoscopy, Spine and Dental. It has also been decided that Dudley Eustace, Smith & Nephew's current Chairman, will be Chairman of the combined group. Dr. Max Link, Chairman and CEO of Centerpulse, and Dr. Rolf Stomberg, a current Smith & Nephew Director, will both serve as Vice-Chairmen. Smith & Nephew CEO Chris O'Donnell will be Chief Executive of the combined group and Peter Hooley will be the Finance Director.

Both of our organisations have a strong heritage and an excellent reputation among our customers, due in large part to the commitment of our employees. Now we have the tremendous chance to build an even more promising future. We look forward to your continued support to help make the combined group a success for customers, employees and shareholders.

We are committed to moving forward with this business combination as quickly as possible, and we are convinced that we can fully take advantage of this unique opportunity.

/s/ Max Link                                /s/ Chris O'Donnell
Max Link                                    Chris O'Donnell
Chairman and CEO,                           Chief Executive,
Centerpulse AG                              Smith & Nephew plc

Overview

Information on Smith & Nephew plc

Smith & Nephew is a global advanced medical devices company employing over 7,300 people with operations in 32 countries. Underlying sales growth in 2002 was 14%, with acquisitions adding a further 4%. Operating margins of continuing operations (before amortisation of goodwill and exceptional items) were 18%. It is structured in three divisions, Orthopaedics, Endoscopy and Advanced Wound Management, with principal manufacturing in Tennessee and Massachusetts in the US, and Hull in the UK.

                         1998     9.61
                         1999    10.88
                         2000    12.19
                         2001    13.96
                         2002    16.02

Earnings Per Share before goodwill amortisation and expectional items
                                    (Pence)

Orthopaedics is a global provider of reconstructive implant systems for knees, hips and shoulder joints, as well as trauma and clinical therapy products to help repair broken bones and damaged joints. This business strives to combine industry-leading technology with clinically proven products to deliver simpler, less invasive and more cost effective procedures to the orthopaedic community. Smith & Nephew has 8% of the orthopaedic reconstructive implant and trauma markets and holds the No 6 worldwide position. In 2002, sales were (Pounds)470 million, an underlying sales increase of 20%, and EBITA before exceptional items was (Pounds)98 million.

Africa, Asia & Australia 14%; UK 9%; Continental Europe 20%; America 57%; Geographic markets for sales from ongoing operations (2002)

Endoscopy is a world leader in the development and commercialisation of minimally invasive endoscopic surgery. This business is committed to reducing trauma and pain to the patient, reducing cost to healthcare systems, and providing better outcomes for surgeons and patients with its broad range of techniques and instruments for minimally invasive surgery, particularly of the joint. Smith & Nephew has 35% of the arthroscopy (joint) market and holds the leading worldwide position. In 2002, sales were (Pounds)292 million, an underlying sales increase of 10%, and EBITA before exceptional items was (Pounds)54 million.

Wound Management provides an advanced range of treatments for difficult to heal wounds. It develops innovative new solutions to chronic and acute wound management problems. Smith & Nephew has 21% of the advanced wound management market and has the leading worldwide position. In 2002, sales were (Pounds)322 million, an underlying increase of 11%, and EBITA before exceptional items was (Pounds)44 million.

Smith & Nephew also has investments in BSN Medical, a joint venture with Beiersdorf AG, and in AbilityOne Corporation, a rehabilitation business in which it holds a 21.5% interest. The share of operating profit before exceptional items attributable to Smith & Nephew in 2002 from these two investments was (Pounds)25 million.

Information on Centerpulse AG

Centerpulse, formerly Sulzer Medica AG, is a leading medical technology group employing over 2,800 employees globally, which serves the reconstructive joint, spinal and dental implant markets. Following the divestiture of its Cardiovascular Division, which was concluded in January 2003, the group is organised into three divisions: Orthopaedics, Spine-Tech and Dental. Centerpulse, which is headquartered in Switzerland and has a history of technological leadership in its principal areas of activity, has five production facilities in Switzerland, the US and France.

The company's largest division is Orthopaedics, which focuses on joint care and includes the traditionally strong hip and knee implant businesses. Centerpulse estimates that it has a leading share of the European implant market, with a 22% market share. In 2002, the Orthopaedics Division reported total sales of CHF 923 million, of which CHF 542 million was in Europe. The underlying sales growth for 2002 was 14%.

                                1998         877
                                1999         972
                                2000       1,097
                                2001       1,158
                                2002       1,241

                         Sales of continuing operations
                                 (CHF millions)

Spine-Tech offers a full range of spinal implant systems primarily in the US, and has a global market share of 7%. In 2002, the Spine-Tech Division had sales of CHF 179 million, an underlying growth of 10%.

The Dental Division, producing mainly dental implants, serves primarily the US and European markets and occupies the No 4 position globally, with a market share of approximately 13%. In 2002, the Dental Division had sales of CHF 131 million, an underlying increase of 18%.

Strategic rationale

The combination of the two companies creates a global leader in the $14 billion orthopaedics market, with the Combined Group rising to a No 3 market share position. In bringing together two complementary businesses and transforming their scale, the Transaction offers significant strategic and value creation opportunities.

Market Dynamics

The orthopaedic implant market continues to be one of the fastest growing medical technology sectors, with estimated global growth of 15% in 2002. In most developed countries there are some common drivers:

 . Demographics of an ageing population, with the population aged 50-69 projected to increase by nearly 3% per annum for the foreseeable future

 . Improved quality of life expectations, with patients also being better informed of the benefits of orthopaedic surgery due to the Internet, media, and word of mouth

 . An expanding patient pool, due to an increase in active lifestyles and new longer-lasting materials such as improved bearing surfaces in orthopaedics and bioresorbables in arthroscopy that are encouraging surgeons to treat younger and more active patients

 . An increasing incidence of osteoarthritis, combined with less invasive surgery trends and continued growth in surgeon familiarity with implant surgery

 . An increasing need for revision surgeries, as patients from the first orthopaedic boom in the late 80s require revision procedures

Global Scale and Increased Geographic Reach in Reconstructive Implants

Building on Centerpulse's market leading position in Europe and Smith & Nephew's significant presence in the US, the Combined Group will become the fourth largest global reconstructive implant company with a market share of approximately 18%. In Europe, the Combined Group will be a market leader in reconstructive implants with a market share of approximately 26%. It will become No 4 overall in reconstructive implants in the US with a market share of 14% and have an enhanced position in Japan.

                              J&J/DePuy        2059
                              Stryker          1826
                              Combined Group   1725
                              Zimmer           1155
                              Biomet           1051
                              Synthes          1029
                              Medtronic        1010
                              Smith & Nephew   1064
                              Centerpulse       661

                          2002 Orthopaedics sales ($m)

Centerpulse's particular geographic strength is in Europe, based on strong surgeon relationships developed over many years, along with an outstanding reputation for service. Centerpulse also has significant manufacturing and research and development facilities, located in Winterthur, Switzerland. This provides a major European facility, which will continue as a key centre for the long-term benefit of the Combined Group.

In addition, the two businesses fit together well in the US. Centerpulse, which has a smaller share of the US market, is particularly well-established in the Southern states, complementing the strong presence of Smith & Nephew across other regions of the US.

The combination will also double the scale of the Combined Group's business in the important Japanese market, where Smith & Nephew has a strong position in trauma and Centerpulse is well positioned in reconstructive implants.

            Combined Group     24%           J&J/DePuy          25%
            J&J/DePuy          23%           Stryker            22%
            Stryker            20%           Zimmer             20%
            Centerpulse        16%           Combined Group     14%
            Zimmer             16%           Biomet             12%
            Biomet             11%           Smith & Nephew      8%
            Smith & Nephew      8%           Centerpulse         6%
            Other               6%           Other               7%

          Europe/ROW market share %             US market share %
               ($2.2bn market)                   ($3.5bn market)

Complementary Product Lines

The fit between the two companies' product lines is excellent. Centerpulse is strong in hips, with pioneering positions in metal-on-metal and highly cross-linked polyethylene, as well as extensive developments under way in less invasive procedures and in larger heads giving greater range of motion. Whilst Smith & Nephew is also strong in hips, it has particular strength in knees, with the revolutionary Oxinium product setting new standards for innovation and longevity. Leveraging the specific strengths of each company's sales relationships into new accounts with this expanded product range is anticipated to lead to significant cross-selling opportunities.

            Stryker            24%           J&J/DePuy          26%
            J&J/DePuy          23%           Zimmer             20%
            Combined Group     18%           Stryker            19%
            Zimmer             17%           Combined Group     16%
            Biomet             12%           Biomet             11%
            Centerpulse        11%           Centerpulse         8%
            Smith & Nephew      7%           Smith & Nephew      8%
            Other               7%           Other               8%

         Worldwide market share-hips %   Worldwide market share-knees %
                ($2.6bn market)                 ($2.8bn market)

Both companies have a strong tradition of technological innovation and, when combined, they will possess one of the most innovative product line-ups in global orthopaedics, including:

 . The broadest range of wear reducing joint implant bearing surfaces (Oxinium, Durasul, Metasul)

 . Unique minimally invasive knee surgery products (Unispacer, Accuris)

 . Proven total joint brands (Genesis II, Natural Knee, CLS, Alloclassic,
   Spectron, Reflection, Synergy)

 . Computer Assisted Surgery technology (Navitrack, Achieve)

 . Advanced trauma devices (TriGen, Taylor Spatial Frame, OrthoGuard AB, Exogen)

Expansion in the Fast-Growing Spinal Segment

Centerpulse's global No 5 position in spinal implants provides the Combined Group with an enhanced platform for growth in the fastest growing segment of the orthopaedics market. In 2001, the US and European spine market was estimated to be worth $1.7 billion. Centerpulse entered the spinal marketplace in 1998 through the acquisition of Spine-Tech Inc., which brought with it the market leading lumbar fusion cage. Spine-Tech now offers a full range of products in the spinal implant market with devices for lumbar and cervical fixation, allografts and stabilisation devices. The spine business is well placed for growth in a rapidly expanding market.

Dental

Centerpulse's Dental Division occupies the No 4 position globally in the dental implant market with a market share of approximately 12%. It primarily serves the US market and had sales of CHF 131 million in 2002, an underlying increase of 18%. The global market for dental implants is currently growing at 15% per annum and the Dental Division is well positioned for further growth.

Value Creation Opportunities

Significant value is expected to be created for the Combined Group's shareholders in three key areas: integration cost savings, sales and marketing opportunities and the longer term scale advantages of being a leading orthopaedics company.

At the Group level, integration cost savings are expected to amount to (Pounds)45 million per annum by 2005, requiring exceptional cash costs of (Pounds)130 million to implement. These will enable the Combined Group to target an improvement of its pre-goodwill operating margin to 23% by 2005/6, up from Smith & Nephew's previous guidance of 21%, and with stronger cash generation. This is expected to enhance earnings per share of the Combined Group (before amortisation of goodwill and exceptional integration costs) by mid single digits in 2004 and approaching double digits in 2005 when the post-tax return on investment is expected to meet Smith & Nephew Group's weighted average cost of capital. The Combined Group's tax rate is expected to be 29% going forward.

Opportunities to combine the organisations to present a significant force in orthopaedics in each of the key markets, the US, Europe and Japan, have been identified. The combination of each company's sales relationships in existing accounts with the expanded product range is expected to lead to an increase in sales force productivity and opportunities to launch innovative products across an expanded sales force. Extending proprietary technologies such as Oxinium, Durasul and Metasul throughout the product range is expected to develop improved demand for the Combined Group's products. These, together with related cost savings, will enable the Orthopaedics Division to target a pre-goodwill operating margin of 27% by 2005/6.

                                    [CHART]

Longer term, the opportunity to develop and manufacture a unified range of next generation products will lead to further benefits. The enhanced scale of the Combined Group's strategic research and development will enable it to invest at the forefront of orthopaedic product development and its increased market presence will enable a stronger profile to be built with major customer groups.

Structure and Management

The Chairman of the Combined Group will be Dudley Eustace, its Chief Executive will be Chris O'Donnell and the Finance Director will be Peter Hooley. The Combined Group will consist of five divisions -in order of sales revenue, Orthopaedics, Wound Management, Endoscopy, Spine and Dental - and will operate from major manufacturing and market support facilities in the UK, Switzerland and the US.

Dr. Max Link, Chairman and Chief Executive of Centerpulse, will join the Board of Smith & Nephew Group as a non-executive director and one of two Vice Chairmen on completion of the Transaction. Rene Braginsky, Centerpulse board member, will also join the board of Smith & Nephew Group as a non-executive director. Dr. Rolf Stomberg, a current Smith & Nephew Board member, will become a Vice Chairman of Smith & Nephew Group.

Benefits for all stakeholders

The Directors of both Smith & Nephew and Centerpulse believe that, in addition to creating value for shareholders of the Combined Group, the Transaction will deliver significant benefits for patients, surgeons, hospitals and employees:

.. Patients will benefit from the pooling of research and development activities, resulting in better targeted and more optimised product development which will deliver enhanced product performance

.. Surgeons and hospitals will benefit from a wider product offering, broader infrastructure and enhanced delivery of services and solutions

.. Employees will benefit from being part of one of the world's leading orthopaedic groups, operating in a dynamic and fast-growing industry and with the resources and depth to compete with other market leaders in the sector

Q  Who will lead the business once the transaction is completed?

A Dudley Eustace, Chairman of Smith & Nephew, Chris O'Donnell, Chief Executive of Smith & Nephew, and Peter Hooley, Smith & Nephew's Finance Director, will continue in their current roles and Dr Max Link, Chairman and CEO of Centerpulse, will join the Board of the combined group as Vice Chairman. In addition, Rene Braginsky, a non-executive director of Centerpulse, will also join the Board as a non-executive director.

Q  What does the transaction mean for customers?

A Our objective is to combine the "best of both" at each company so that we can provide surgeons and hospitals with the broadest and most innovative range of orthopaedic products.

Q  What does the combination of the two businesses mean for the employees?

A Employees will benefit from being part of one of the world's leading orthopaedic groups, operating in a dynamic and fast-growing industry and with the resources and depth to compete with other market leaders in the sector.

Q  Will there be job losses?

A Inevitably there will be duplication in some roles, but the basis for the combination of the two companies is to provide a platform for growth. We operate in a market that is continuing to grow at a rapid rate and this can only be good for employees.

Q  Will it be easy to bring the two different cultures and companies together?

A Both companies share the vision of leadership in their markets achieved through superior technology. Combining the two businesses will take time and require consistent and dedicated management communications. Both companies are committed to achieving this.

Q  What will the new group be called?

A The Group will be called Smith & Nephew, which is one of the most respected and well-known names in the medical devices industry.

Q  Where will the new group be listed?

A Smith & Nephew Group plc will retain its primary listing on the London Stock Exchange. On completion of the transaction, it will obtain a secondary listing on the SWX Swiss Exchange and it also intends to retain its listing of ADS's on the New York Stock Exchange.

Q  When do you expect all of this to be completed?

A  We hope to complete the transaction towards the middle of 2003.

Q What are the conditions that must be fulfilled before the transaction can be completed?

A The main conditions are the approval of the competition authorities in Europe and the US and also the approval of Smith & Nephew's shareholders at an Extraordinary General Meeting.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN, INTO OR FROM CANADA, AUSTRALIA OR JAPAN.
No offer or invitation to acquire or exchange securities in Centerpulse or InCentive is being made now. Any such offer or invitation will only be made in documents to be published in due course and any such acquisition or exchange should be made solely on the basis of information contained in such documents. The Centerpulse Offer will not be made, directly or indirectly, in or into, or by use of the mails or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national securities exchange of, Canada, Australia or Japan. Accordingly, copies of this document and any related documents are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in or into or from, Canada, Australia or Japan and persons receiving this document and any related documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send it in or into or from, Canada, Australia or Japan. Relevant clearances have not been, nor will they be, obtained from the securities commission of any province or territory of Canada; no prospectus has been lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance; and the New Smith & Nephew Group Shares have not been, nor will they be, registered under or offered in compliance with applicable securities laws of any state, province, territory or jurisdiction of Canada, Australia or Japan. Accordingly, the New Smith & Nephew Group Shares may not (unless an exemption under relevant securities laws is applicable) be offered, sold, resold or delivered, directly or indirectly in or into Canada, Australia or Japan or any other jurisdiction as to do so may constitute a violation of the relevant laws of, or require registration thereof in such jurisdiction or to, or for the account or benefit of, a person in or resident in Canada, Australia or Japan. The InCentive Offer is not being made in any country where such offer would be considered illegal or would otherwise violate any applicable law or regulation or where Smith & Nephew may be obliged to change the terms of the InCentive Offer, to file an additional application with any authorities or other institutions or to undertake additional measures in relation to the InCentive Offer. It is not foreseen to extend the InCentive Offer to such jurisdictions. Documents in relation to this transaction must not be distributed in such jurisdictions or sent to such jurisdictions. Persons in such jurisdictions must not use these documents for marketing purposes for sales of shares of InCentive.

Forward-Looking Statements
This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1998. Statements that are not strictly historical statements, including statements about Smith & Nephew's and Centerpulse's beliefs and expectations, constitute forward-looking statements. By their nature, forward-looking statements are subject to risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The forward-looking statements in this document include, but are not limited to, statements addressing the following subjects: expected timing of the Transaction; future financial and operating results; actions to be taken by the combined company following the Transaction; and the timing and benefits, including synergy benefits, of the Transaction. The following factors, among others, could cause results to differ materially from those described in the forward-looking statements: inability to obtain, or meet the conditions imposed for, regulatory approvals for the Transaction; the failure of the shareholders of Smith & Nephew to pass the resolutions necessary to implement the Transaction; the failure of the court to sanction the scheme of arrangement of Smith & Nephew; the failure of the minimum tender condition or the failure of other conditions of the Offer; the risk that the businesses will not be integrated successfully and that the expected synergies and cost savings will not be achieved; and other economic, business, competitive and/or regulatory factors affecting the businesses of Smith & Nephew and Centerpulse generally. More detailed information about such economic, business, competitive and/or regulatory factors is set forth in Smith & Nephew's and Centerpulse's filings with the SEC. Smith & Nephew and Centerpulse are under no obligation, and expressly disclaim any obligation, to update or alter their forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information
Any offer in the United States will only be made through a prospectus, which is part of a registration statement to be filed with the SEC. Centerpulse shareholders who are US persons or are located in the United States are urged to carefully review the registration statement and the prospectus included therein, the Schedule TO and other documents relating to the offer that will be filed by Smith & Nephew with the SEC because these documents contain important information relating to the Centerpulse Offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Centerpulse relating to the Centerpulse offer. You may obtain a free copy of these documents after they have been filed with the SEC, and other documents filed by Smith & Nephew and Centerpulse with the SEC, at the SEC's Web site at www.sec.gov. Once the registration statement, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 have been filed with the SEC, you will also be able to inspect and copy these documents at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE CENTERPULSE OFFER.

Key Facts

 . No 3 in $14 billion orthopaedics market

 . No 4 in $6 billion reconstructive implants market

 . No 1 in $2 billion European orthopaedics market

 . No 3 in $2.6 billion hips market

 . No 4 in $2.8 billion knees market

 . No 5 in $2 billion spine market

 . No 4 in $0.8 billion dental implant market

 . No 1 in $2.3 billion advanced woundcare market

 . Percentage of combined group held by Centerpulse AG shareholders: 24%

 . Percentage of combined group held by Smith & Nephew plc shareholders: 76%

 . Total number of employees in combined group: Over 10,000

 . Listed on London Stock Exchange, New York Stock Exchange and to be listed on
   SWX Swiss Exchange

Combined Pro Forma Financial Table

At 31 Dec 2002 ((Pounds)m)              Smith & Nephew plc    Centerpulse AG     Combined Pro Forma
Continuing operations                        (Pounds)m           (Pounds)m           (Pounds)m
Sales                                         1,084                  533                1,617
Underlying growth                                14%                  14%                  14%
EBITA (including JV and associates)             221                   98                  319
Margin (excluding JV and associates)             18%                  18%                  18%

For further information:


Centerpulse AG                           Smith & Nephew plc
Beatrice Tschanz, Corporate              Angie Craig, Corporate Affairs
Communications                           Director
Tel: +41 (0) 1 306 9646                  Tel: +44 (0) 20 7401 7646
                                         Email: angie.craig@smith-nephew.com

Suha Demokan, Investor Relations
Tel: +41 (0) 1 306 9825